Exhibit 99.1

AMERICAS GOLD AND SILVER ANNOUNCES C$25 MILLION BOUGHT DEAL PUBLIC OFFERING

TORONTO, ONTARIO—May 5, 2020— Americas Gold and Silver Corporation (“the “Company”) (TSX:USA; NYSE American: USAS) has today entered into an agreement with a syndicate of underwriters (collectively, the “Underwriters”) pursuant to which the Underwriters have agreed to purchase on a bought deal basis 8,930,000 common shares of the Company (the “Common Shares”) at a price of C$2.80 per Common Share (the “Offering Price”), for aggregate gross proceeds of approximately C$25,000,000 (the “Offering”).

The Company has also granted an option to the Underwriters, exercisable until 11:59 p.m. on the 30th day following the closing date of the Offering, to purchase from the Company such number of additional common shares of the Company as is equal to 15% of the number of common shares of the Company at the Offering Price for market stabilization purposes and to cover over-allotments, if any.

Strategic investors led by Pierre Lassonde and Eric Sprott have indicated that they intend to subscribe for such number of common shares from the offering totalling C$8.75 million.

The proceeds from the sale of the Common Shares will be used for working capital and general corporate purposes, which may include the exploration, development and/or improvement of the Company’s existing mine properties, including those relating to bringing Relief Canyon into commercial production.

The Offering will be made by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s base shelf prospectus dated June 28, 2019. The Prospectus Supplement will be filed in Alberta, British Columbia and Ontario and, together with the related Base Shelf Prospectus, will be available on SEDAR at www.sedar.com.

Closing of the Offering is expected to take place on or about May 13, 2020 and is subject to the receipt of approvals of the Toronto Stock Exchange and the NYSE American LLC and other necessary regulatory approvals.

The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under any U.S. state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the “United States” or to, or for the account or benefit of, persons in the “United States” or “U.S. persons” (as such terms are defined in Regulation S under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws. This release does not constitute an offer to sell or a solicitation of an offer to buy such securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company’s newest asset, Relief Canyon in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020.  The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503

Cautionary Statement on Forward-Looking Information:

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"), which reflects management's expectations regarding the Company's future growth and business prospects and opportunities. Forward-looking statements include, without limitation, all disclosure regarding closing of the Offering, the anticipated use of proceeds of the Offering, and possible events, conditions or results of operations, future economic conditions expectations and anticipated courses of action.  Although the forward-looking statements contained in this press release reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, such forward-looking statements are based upon assumptions, opinions and analysis that management believes to be reasonable and relevant but that may prove to be incorrect. The Company cautions you not to place undue reliance upon any such forward-looking statements.

The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, state of the financial markets, changes in the worldwide price of gold and other key inputs, changes in mine plans and other factors, the impact of the novel coronavirus (COVID-19), such as project execution delays, many of which are beyond the control of the Company, as well as other risks and uncertainties which are more fully described in the Company's Annual Information Form dated March 9, 2020 and in other filings of the Company with securities and regulatory authorities which are available on SEDAR at www.sedar.com. The Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell the Company securities. All references to the Company include its subsidiaries unless the context requires otherwise.

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